

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

<u>Via E-mail</u>
Sean Macdonald
Chief Executive Officer
Leatt Corporation
50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road
Durbanville, Western Cape, South Africa, 7441

   Re: **Leatt Corporation**
     Registration Statement on Form 10-12G
     Filed April 30, 2012
     File No. 000-54693

Dear Mr. Macdonald:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Loan Lauren P. Nguyen

       Loan Lauren P. Nguyen
       Special Counsel

  cc: <u>Via E-mail</u>
     Dawn Bernd-Schulz, Esq.
     Blank Rome LLP